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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   Form N-8A

                         NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(A) OF THE
                        INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

________________________________________________________________________________

Name:  SAL Trust Preferred Fund I

Address of Principal Business Office (No. & Street, City, State, Zip Code):

          1901 Sixth Avenue North, Suite 2100
          Birmingham, Alabama 35203

Telephone Number (including area code):  (205) 252-5900

Name and address of agent for service of process:

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801, County of Newcastle

             Copies to:   Thomas S. Harman, Esq.
                          Morgan, Lewis & Bockius LLP
                          1800 M Street, N.W., 9th Floor
                          Washington, D.C.  20036

________________________________________________________________________________

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes X No__
             -
________________________________________________________________________________
Notice: A Certificate of Trust for SAL Trust Preferred Fund I is on file with the Secretary of State of the State of Delaware and notice is hereby given that this Registration Statement has been executed on behalf of the Trust by an officer of the Trust as an officer and by a Trustee as a trustee and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust.
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     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Birmingham, State of Alabama, on the 2nd day of July, 1999.

                              SAL Trust Preferred Fund I


                              By: /s/ James S. Holbrook, Jr.
                                 -----------------------------------------------
                                  James S. Holbrook, Jr.
                                  Initial Trustee, President and Chief Financial Officer


Attest: /s/ Sandra C. Cheatwood
       -------------------------
            Sandra C. Cheatwood